UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2nd, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Kuwait: TotalEnergies and Kuwait Oil Company sign technical cooperation agreement (February 3, 2026).

Exhibit 99.2	Electric mobility: TotalEnergies and Tikehau Capital Join Forces to Develop Public Charging Networks in Belgium and the Netherlands (February 4, 2026).

Exhibit 99.3	Europe: TotalEnergies to Supply Renewable Electricity to Airbus in Germany and the United Kingdom (February 5, 2026).

Exhibit 99.4	Namibia: TotalEnergies Expands its Exploration Portfolio as Operator of PEL104 License (February 6, 2026).

Exhibit 99.5	United States: TotalEnergies to Provide 1 GW of Solar Capacity to Power Google’s Data Centers in Texas for 15 Years (February 9, 2026).

Exhibit 99.6	TotalEnergies’ Teams are Proud to Dedicate Their Energy to Serve People across France Every Day for Over 100 Years (February 10, 2026).

Exhibit 99.7	Fourth quarter and full year 2025 results (February 11, 2026).

Exhibit 99.8	TotalEnergies proposes a dividend of 3.40€/share for fiscal year 2025, a 5.6% increase (February 11, 2026).

Exhibit 99.9	Indicative dates for 2026 dividends (February 11, 2026).

Exhibit 99.10	Disclosure of Transactions in Own Shares (February 17, 2026).

Exhibit 99.11	Disclosure of Transactions in Own Shares (February 23, 2026).

Exhibit 99.12	United States: TotalEnergies Signs Agreement to Export 2 Mtpa of LNG for 20 years from the Alaska LNG Project (February 26, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: March 2nd, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer